Prospectus Supplement Addendum to Amendment No. 2 to the Prospectus Supplement No. 1 dated March 3, 2008 to the Prospectus dated July 1, 2020 and the Prospectus Supplement dated July 1, 2020.	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-239610
GS Finance Corp. Medium-Term Notes, Series A guaranteed by The Goldman Sachs Group, Inc.
Claymore CEF Index-Linked GS ConnectSM ETN
Index-Linked Notes due 2037 (Linked to the Claymore CEF Index)

Delisting of the Notes

The issuer plans to delist the notes from NYSE Arca due to low levels of trading activity in the notes.  Delisting is expected to occur at the close of trading on August 31, 2020.  Following the delisting, the notes will remain outstanding, though they will no longer trade on any national securities exchange.  At such point, the notes may trade, if at all, on an over-the-counter basis.

Redemption Right and Waiver of Minimum Redemption Size

The noteholders’ option to require the issuer to redeem the notes on a weekly redemption date (subject to the terms and conditions set forth in the accompanying amendment no. 2 to the prospectus supplement no. 1 dated March 3, 2008 (which we refer to as the “accompanying prospectus supplement”)) will not be affected by the delisting.  To provide liquidity to those noteholders who wish to exit their positions in the notes, the minimum redemption size has been waived, on a permanent and irrevocable basis, effective immediately.  As a result, if you elect to require us to redeem any notes otherwise in compliance with the terms and conditions set forth in the accompanying prospectus supplement, we will redeem such notes regardless of the number of notes you require us to redeem.

As a result of this waiver, the accompanying prospectus supplement (including, without limitation, the “Form of Notice of Redemption” in Annex A) will be deemed to be amended to reflect the waiver of the minimum redemption size pursuant to this addendum.

You should read the additional disclosure in the accompanying prospectus supplement, together with the accompanying prospectus addendum dated July 1, 2020, the accompanying prospectus supplement dated July 1, 2020 relating to Medium-Term Notes, Series A of GS Finance Corp. and the accompanying prospectus dated July 1, 2020 of GS Finance Corp., to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Prospectus Supplement Addendum dated August 11, 2020

Delisting May Adversely Affect the Market Value and Liquidity of the Notes in the Secondary Market and May Cause the Notes to Trade at a Premium or Discount in Relation to Their Intraday Indicative Values.  If Investors Elect to Redeem Their Notes, Any Redemption Would Be at the Early Redemption Amount and Would Not Include Any Premium above That Amount.

The issuances of the notes have been discontinued (as announced on August 13, 2019). After the delisting, the secondary market for these notes may experience a significant drop in liquidity and noteholders may not be able to trade or sell them easily.

Noteholders could lose a substantial portion and perhaps all of their investment in the notes.  The market value of a noteholder’s notes may be influenced by many factors that are unpredictable and interrelated in complex ways.  It is possible that this announcement and the subsequent delisting of the notes may adversely affect the market value and liquidity of the notes in the secondary market and may cause the notes to trade at a premium or discount in relation to their intraday indicative values.  Paying a premium purchase price over the intraday indicative value of the notes could lead to a loss on the investment even if the index to which the notes are linked increases in value.  In addition, if investors elect to redeem their notes, any redemption would be at the early redemption amount and would not include any premium above that amount.  Neither The Goldman Sachs Group, Inc. nor GS Finance Corp. can predict with certainty what impact, if any, the events described herein will have on the market values or liquidity of the notes.  Following the delisting, noteholders may not be able to sell their notes or may have to sell their notes at a discounted sale price substantially below their intraday indicative value or closing indicative value.

Goldman Sachs & Co. LLC, or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series A program of GS Finance Corp., and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this prospectus supplement addendum and the accompanying documents listed below. This prospectus supplement addendum constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•Amendment no. 2 to the prospectus supplement no. 1 dated March 3, 2008

•Prospectus addendum dated July 1, 2020

•Prospectus supplement dated July 1, 2020

•Prospectus dated July 1, 2020

The information in this prospectus supplement addendum supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.